UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                 TRIAD PARK, LLC
                                 ---------------
                                (Name of Issuer)

                      Membership Interests, no par value
                      ----------------------------------
                         (Title of Class of Securities)

                                  895814101
                                  ---------
                                (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                 -------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 26, 1998
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 14

CUSIP NO. 895814101              SCHEDULE 13D                     Page 2 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 3 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 4 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                            14,000**

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                       14,000**

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,012,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 5 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             TPL ACQUISITION, LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (limited liability company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 6 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                         PELL DEVELOPMENT COMPANY

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                         OO (sole proprietorship)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 7 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                      JOSEPH PELL

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 8 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                         EDA PELL

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 9 of 14

This Amendment No. 8 to Schedule 13D amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on March 26, 1998 by Richard C. Blum & Associates, L.P. and its affiliates (along with TPL Acquisition, LLC, the "Blum Reporting Persons"), and Pell Development Company, Joseph Pell and Eda Pell (the "Pell Reporting Persons"). This Amendment No. 8 is filed with respect to the Limited Liability Company Membership Interests ("the Interests"), no par value, of Triad Park, LLC, ("the Company"). The principal executive office and mailing address of the Company is 3055 Triad Drive, Livermore, California 94550. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D. The Blum Reporting Persons and the Pell Reporting Persons are collectively referred to herein as the "Reporting Persons". The following amendments to Items 3 and 6 of the Schedule 13D are provided in response to an order from the United States District Court for the Northern District of California entered on March 26, 1998 requiring certain disclosures on March 27, 1998. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

Item 3 of the Schedule 13D is hereby amended to add the following information:

Pursuant to the court's order, Reporting Persons issued a press release dated March 26, 1998 (Exhibit B) that provides a summary of each loan agreement and any plans or arrangements to finance the Triad transaction. The court also requested copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to the borrowing of funds to finance the acquisition as previously disclosed in the Schedule 13D. There are no such documents because TPL is not borrowing any funds to finance the acquisition, and has received from its investors all funds necessary to consummate the acquisition. As stated previously in the 13D, the funds have been deposited in an escrow account at Bank of America as of today. Reference is made to the press release attached as Exhibit B to this Schedule 13D Amendment No. 8.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

Item 6 of the Schedule 13D is hereby amended to add the following information:

In the press release described in Item 3 above, the Reporting Persons disclose, solely for the purpose of addressing the issues raised by TKG and without setting any precedent for the future, additional information concerning certain understandings the investors of TPL have with respect to the securities of TPL. Reference is made to the press release attached as Exhibit B to this Schedule 13D Amendment No. 8.


CUSIP NO. 895814101              SCHEDULE 13D                    Page 10 of 14

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Item          Description
----          -----------

Exhibit A     Joint Filing Undertaking.

Exhibit B     Press Release dated March 26, 1998


CUSIP NO. 895814101              SCHEDULE 13D                    Page 11 of 14

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.       RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick                 By  /s/ Murray A. Indick
    -------------------------------         ---------------------------------
    Murray A. Indick                        Murray A. Indick
    Managing Director                       Managing Director, General Counsel
    and General Counsel                     and Secretary


TPL ACQUISITION, LLC                     /s/ Murray A. Indick
By: Richard C. Blum & Associates, L.P.   -------------------------------------
    Its Managing Member                  RICHARD C. BLUM

    By: Richard C. Blum & Associates,    By  Murray A. Indick, Attorney-in-Fact
        Inc., its sole general partner


        By: /s/ Murray A. Indick
            -------------------------
            Murray A. Indick
            Managing Director
            and General Counsel


PELL DEVELOPMENT COMPANY


By  /s/ Joseph Pell              	    /s/ Joseph Pell
    -------------------------------     -----------------------------------
    Joseph Pell                         JOSEPH PELL
    Owner


                                        /s/ Eda Pell
                                        --------------------------------------
                                        EDA PELL

CUSIP NO. 72813P-10-0            SCHEDULE 13D                   Page 12 of 14

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  March 27, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.       RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick                 By  /s/ Murray A. Indick
    -------------------------------         ---------------------------------
    Murray A. Indick                        Murray A. Indick
    Managing Director                       Managing Director, General Counsel
    and General Counsel                     and Secretary


TPL ACQUISITION, LLC                     /s/ Murray A. Indick
By: Richard C. Blum & Associates, L.P.   -------------------------------------
    Its Managing Member                  RICHARD C. BLUM

    By: Richard C. Blum & Associates,    By  Murray A. Indick, Attorney-in-Fact
        Inc., its sole general partner


        By: /s/ Murray A. Indick
            -------------------------
            Murray A. Indick
            Managing Director
            and General Counsel


PELL DEVELOPMENT COMPANY


By  /s/ Joseph Pell              	    /s/ Joseph Pell
    -------------------------------     -----------------------------------
    Joseph Pell                         JOSEPH PELL
    Owner


                                        /s/ Eda Pell
                                        --------------------------------------
                                        EDA PELL


CUSIP NO. 72813P-10-0            SCHEDULE 13D                   Page 13 of 14

                                   Exhibit B

Richard C. Blum & Associates, L.P.
909 Montgomery Street, Suite 400
San Francisco, CA  94133-4625

fax:  (415) 434-3130
telephone:  (415) 434-1111



News From:	Richard C. Blum & Associates, L.P. PRIVATE

Contact:	Rick Mariano, 415/434-1111


RICHARD C. BLUM & ASSOCIATES SUPPLIES ADDITIONAL INFORMATION CONCERNING OFFER TO ACQUIRE SHARES OF TRIAD PARK, LLC

SAN FRANCISCO, Calif., March 26, 1998 -- Last week, arising out of a bidding contest for Triad Park, LLC ("Triad Park"), Richard C. Blum & Associates, L.P. ("RCBA") and certain of its affiliates were sued in the United States District Court for the Northern District of California by The Kontrabecki Group, Inc. ("TKG"). TKG asked the court to stop RCBA from proceeding with its then-proposed merger transaction with Triad Park pending certain disclosures that TKG asserted were required under the federal securities laws. RCBA argued that TKG's requests should be denied because, among other reasons, all required disclosures had been made.

Earlier this afternoon, RCBA withdrew its offer to proceed by merger and announced its intention to commence a cash tender offer, through TPL Acquisition, LLC, to buy all of the shares of Triad Park that it does not own or control for $1.74 per share. The total cash consideration under the tender offer will be $30,790,979, and those funds are now held in escrow by RCBA. Before RCBA was able to advise the court of the tender offer and the effect of the new transaction on TKG's request, the court issued its decision.

The court granted certain requests made by TKG and denied others. TKG's request that the court order RCBA to stop all efforts to advance any merger offers was denied, as was TKG's request that RCBA be ordered to amend its filing under Section 13(e) of the Securities Exchange Act. The court also rejected TKG's request that RCBA be ordered to withdraw all merger offers to Triad. And the court rejected a request that TKG be allowed to conduct expedited discovery.

The court did order RCBA to supplement its disclosure in Schedule 13D by Friday, March 27, 1998 with: "(1) a summary of each loan agreement and any plans or arrangements to finance the Triad transaction; and (2) a description of any contracts, arrangements, or understandings with any person regarding any of the securities of Triad." The court also told RCBA to file a true and complete Schedule 13D including this information and, in addition, "copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3 [of Schedule 13D]."

While RCBA respectfully disagrees that its prior securities filings did not adequately address each of the three issues identified by the court, RCBA

CUSIP NO. 895814101              SCHEDULE 13D                    Page 14 of 14

wishes to comply in full with respect to each of the issues identified in the court order, in light of the fact that the transaction will now take the form of a tender offer.

Summary of each loan agreement and any plans or arrangements to finance the Triad transaction. TPL Acquisition, LLC will be the acquisition vehicle for the tender offer RCBA has announced. TPL will pay $1.74 per share for the Triad Park shares tendered in the tender offer using funds provided by RCBA, Pell Development Co., and the other investors in the transaction previously disclosed in Schedule 13D. TPL will not be borrowing any monies or entering into any loan agreement to finance the acquisition of the Triad Park shares, and thus TPL has no plans or arrangements to finance the acquisition of shares from the Triad shareholders. All funds necessary to consummate the tender offer -- that is, $30,790,979 -- are now held in escrow by RCBA.

A description of any contracts, arrangements, or understandings with any person regarding any of the securities of Triad. RCBA's securities filings previously stated, and it is hereby confirmed, that there are no contracts, arrangements, or understandings with any person regarding any of the securities of Triad. RCBA further stated previously, in response to an argument made by TKG, that the investors in TPL have certain understandings with respect to the securities of TPL (not Triad). RCBA hereby provides additional information concerning the understandings with respect to the securities of TPL, even though that does not appear to be required by the court: (a) each of the investors in TPL sent a letter to RCBA confirming his, her or its capital commitment for the transaction, and each of them has in fact funded the capital commitment by placing good funds in escrow, (b) each of the investors will eventually become a party to an operating agreement for TPL, and (c) there will be two managing members of TPL -- RCBA and Pell -- who have entered into an agreement that provides for Pell to become a managing member of TPL (after TPL acquires Triad) and addresses certain organizational and expense matters until TPL acquires Triad.

Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3 [of Schedule 13D]. There are no such documents because, as described above, TPL is not borrowing any funds to finance the acquisition, and has received from its investors all funds necessary to consummate the acquisition.

RCBA's dissemination of the foregoing information. Pursuant to the court's order, RCBA will be filing the foregoing information in the form of an additional Schedule 13D amendment, which will be delivered to the Securities & Exchange Commission via its EDGAR electronic filing procedures, thereby making the filing immediately available on the internet at the SEC's website. Pursuant to the court's order, RCBA will also make copies of this press release available to all Triad Park shareholders who attend the March 28 meeting.

Richard C. Blum & Associates is a merchant banking and equity investment management firm headquartered in San Francisco, California. Since its founding in 1975, RCBA has maintained a long-term investment philosophy of acquiring strategic blocks or making control investments in companies. RCBA manages investments directly and through partnerships for a select group of endowments, pension funds, financial institutions, and high net worth individuals.